UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                              Washington D.C. 20549


                                  SCHEDULE 13D
                    Under the Securities Exchange Act of 1934


                                (Amendment No. 3)


                               Avanex Corporation
--------------------------------------------------------------------------------
                                (Name of Issuer)


                     Common Stock, par value $.001 per share
--------------------------------------------------------------------------------
                         (Title of Class of Securities)


                                   05348W 10 9
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                                 (CUSIP Number)

                                                Denise A. Hauselt, Esq.
Deborah McLean Quinn, Esq.              Secretary and Assistant General Counsel
     Nixon Peabody LLP                           Corning Incorporated
 Clinton Square Suite 1300                       One Riverfront Plaza
Rochester, New York  14604                   Corning, New York 14830-0001
  Telephone: 585-263-1307                       Telephone: 607-974-9000
--------------------------------------------------------------------------------
(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

                                November 10, 2004
--------------------------------------------------------------------------------
             (Date of Event which Requires Filing of this Statement)


If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of ss.ss. 240.13d-1(e), 240.13d01(f) or 240.13d-1(g), check the following box |_|.

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See ss. 240.13d-7(b) for other parties to whom copies are to be sent.

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

                                  SCHEDULE 13D

CUSIP No. 05348W109
--------------------------------------------------------------------------------
--------- ----------------------------------------------------------------------
   1      NAME OF REPORTING PERSONS
          Corning Incorporated
          I.R.S. IDENTIFICATION NO. OF ABOVE PERSONS
          16-0393470
--------------------------------------------------------------------------------
--------- ----------------------------------------------------------------------
   2      CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
          (a)
          (b) X
--------------------------------------------------------------------------------
--------- ----------------------------------------------------------------------
   3      SEC USE ONLY
--------------------------------------------------------------------------------
--------- ----------------------------------------------------------------------
   4      SOURCE OF FUNDS*

--------------------------------------------------------------------------------
--------- ----------------------------------------------------------------------
   5 CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)

--------------------------------------------------------------------------------
--------- ----------------------------------------------------------------------
   6      CITIZENSHIP OR PLACE OF ORGANIZATION
          New York
--------- ----------------------------------------------------------------------
--------------------------------- -------- -------------------------------------
           NUMBER OF                 7     SOLE VOTING POWER
                                           17,179,634 shares
             SHARES               -------- -------------------------------------
                                  -------- -------------------------------------
          BENEFICIALLY               8     SHARED VOTING POWER
                                           0
            OWNED BY              -------- -------------------------------------
                                  -------- -------------------------------------
              EACH                   9     SOLE DISPOSITIVE POWER
                                           17,179,634 shares
           REPORTING              -------- -------------------------------------
                                  -------- -------------------------------------
          PERSON WITH               10     SHARED DISPOSITIVE POWER
                                           0
                                  -------- -------------------------------------
--------- ----------------------------------------------------------------------
   11     AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
          17,179,634
--------- ----------------------------------------------------------------------
--------- ----------------------------------------------------------------------
   12     CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN
          SHARES
--------- ----------------------------------------------------------------------
--------- ----------------------------------------------------------------------
   13     PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
          11.9%
--------- ----------------------------------------------------------------------
--------- ----------------------------------------------------------------------
   14     TYPE OF REPORTING PERSON*
          CO
--------- ----------------------------------------------------------------------

                                  SCHEDULE 13D

     This Amendment No. 3 to Schedule 13D is filed by Corning Incorporated ("Corning"), a New York corporation, in connection with shares of the Common Stock, par value $.001 per share, of Avanex Corporation ("Avanex" or "Issuer"), a Delaware corporation with offices at 40919 Encyclopedia Circle, Fremont, California 94538.

Item 1. Security and Issuer.

     This Amendment No. 3 to Schedule 13D relates to shares of the Common Stock, par value $.001 per share ("Common Stock") of Avanex Corporation (the "Issuer" or "Avanex"). The Issuer's principal executive office is located at 40919 Encyclopedia Circle, Fremont, California 94538. Based upon Avanex's Form 10-Q Quarterly Report for the period ended September 30, 2004, Avanex had 144,001,957 shares of Avanex Common Stock issued and outstanding on November 1, 2004. This Amendment No. 3 reflects a decrease in the percentage ownership of the Issuer's shares resulting the sale of shares of Avanex Common Stock by Corning.

Item 2.  Identity and Background.

     Corning is organized as a corporation under the laws of the State of New York, and its business address is One Riverfront Plaza, Corning, New York 14831.

     The names, business addresses, principal occupations and citizenship of the directors and executive officers of Corning are set forth in Annex A hereto and are incorporated herein by reference.

     None of Corning or its directors or executive officers, has, during the last five years, been (i) convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors), or (ii) been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction as a result of which he, she or it is or was subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

Item 4.  Purpose of Transaction

     As described in Item 4 of Schedule 13D filed on May 22, 2003, and pursuant to the Stockholders' Agreement, a copy of which is filed therewith as Exhibit
99.3 and which is incorporated herein by reference, Joseph A. Miller, Executive Vice President and Chief Technology Officer of Corning, serves as a member of the Board of Directors of Avanex.

Item 5.  Interest in Securities of the Issuer

     Corning owns 17,179,634 shares of Avanex Common Stock, or 11.9% of the outstanding. Corning has the sole power to vote 17,179,634 shares of Avanex Common Stock and does not share voting power with respect to any shares of Avanex Common Stock. On November 4, 2004, Corning sold 426,500 shares of Avanex Common Stock in the open market at a price per share of $3.02. On November 5, 2004, Corning sold 400,000 shares of Avanex Common Stock in the open market at a price per share of $3.09. On November 8, 2004, Corning sold 300,000 shares of Avanex Common Stock in the open market at a price per share of $3.06. On November 9, 2004, Corning sold 259,200 shares of Avanex Common Stock in the open market at a price per share of $3.01. On November 10, 2004, Corning sold 248,500 shares of Avanex Common Stock in the open market at a price per share of $2.96. On November 11, 2004, Corning sold 317,200 shares of Avanex Common Stock in the open market at a price per share of $2.96. On November 12, 2004, Corning sold 277,400 shares of Avanex Common Stock in the open market at a price per share of $2.95. On November 15, 2004, Corning sold 66,108 shares of Avanex Common Stock in the open market at a price per share of $3.0306.

Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer

         Other than the Purchase Agreement and the Stockholders' Agreement, the terms of which are described in Amendment No. 1 to Schedule 13D, filed on July 31, 2003, and copies of which were filed therewith and which are incorporated herein by reference, and the Agreement Relating to Gift of Shares of the Common Stock of Avanex Corporation, the terms of which are described in Amendment No. 2 to Schedule 13D, filed on December 29, 2003, and a copy of which is filed therewith and which is incorporated herein by reference, there are no contracts, arrangements, understandings or relationships among Corning or, to the best knowledge of Corning, among any of Corning's executive officers and directors or, to the their knowledge, between any of Corning's executive officers and directors and any other person, with respect to the shares of Avanex Common Stock.

No additional changes are made by this Amendment No. 3.



Signature

     After reasonable inquiry and to the best of the undersigned's knowledge and belief I certify that the information set forth in this statement is true, complete and correct.


Dated:  November 15, 2004    Corning Incorporated



                             By: /s/      Katherine Asbeck
                                          -------------------------------------
                             Print Name:  Katherine Asbeck
                             Title:       Senior Vice President and Controller

                             Annex A to Schedule 13D

Executive Officers of Corning Incorporated (all with business addresses at One Riverfront Plaza, Corning, New York 14831):

------------------------------------------- ---------------------------------------- ----------------------------------------
                  Name:                                  Citizenship:                                Title:
------------------------------------------- ---------------------------------------- ----------------------------------------
------------------------------------------- ---------------------------------------- ----------------------------------------
Larry Aiello                                United States                            President & Chief Executive Officer,
                                                                                     Corning Cable Systems
------------------------------------------- ---------------------------------------- ----------------------------------------
------------------------------------------- ---------------------------------------- ----------------------------------------
Katherine A. Asbeck                         United States                            Senior Vice President
------------------------------------------- ---------------------------------------- ----------------------------------------
------------------------------------------- ---------------------------------------- ----------------------------------------
Robert B. Brown                             United States                            Senior Vice President
------------------------------------------- ---------------------------------------- ----------------------------------------
------------------------------------------- ---------------------------------------- ----------------------------------------
Robert L. Ecklin                            United States                            Executive Vice President
------------------------------------------- ---------------------------------------- ----------------------------------------
------------------------------------------- ---------------------------------------- ----------------------------------------
William D. Eggers                           United States                            Senior Vice President
------------------------------------------- ---------------------------------------- ----------------------------------------
------------------------------------------- ---------------------------------------- ----------------------------------------
James B. Flaws*                             United States                            Vice Chairman & Chief Financial Officer
------------------------------------------- ---------------------------------------- ----------------------------------------
------------------------------------------- ---------------------------------------- ----------------------------------------
Kirk R. Gregg                               United States                            Executive Vice President & Chief
                                                                                     Administrative Officer
------------------------------------------- ---------------------------------------- ----------------------------------------
------------------------------------------- ---------------------------------------- ----------------------------------------
James R. Houghton*                          United States                            Chairman of the Board & Chief
                                                                                     Executive Officer
------------------------------------------- ---------------------------------------- ----------------------------------------
------------------------------------------- ---------------------------------------- ----------------------------------------
Donald B. McNaughton                        United States                            Senior Vice President
------------------------------------------- ---------------------------------------- ----------------------------------------
------------------------------------------- ---------------------------------------- ----------------------------------------
Joseph A. Miller                            United States                            Executive Vice President & Chief
                                                                                     Technology Officer
------------------------------------------- ---------------------------------------- ----------------------------------------
------------------------------------------- ---------------------------------------- ----------------------------------------
Mark S. Rogus                               United States                            Vice President & Treasurer
------------------------------------------- ---------------------------------------- ----------------------------------------
------------------------------------------- ---------------------------------------- ----------------------------------------
Pamela C. Schneider                         United States                            Senior Vice President & Operations
                                                                                     Chief of Staff
------------------------------------------- ---------------------------------------- ----------------------------------------
------------------------------------------- ---------------------------------------- ----------------------------------------
Peter F. Volanakis*                         United States                            Vice President, Corning Technologies
------------------------------------------- ---------------------------------------- ----------------------------------------
------------------------------------------- ---------------------------------------- ----------------------------------------
Wendell P. Weeks*                           United States                            President & Chief Operating Officer
------------------------------------------- ---------------------------------------- ----------------------------------------
*Also a member of the Board of Directors

Non-Employee Directors of Corning Incorporated (all with business addresses at One Riverfront Plaza, Corning, New York 14831):

------------------------------------------- ---------------------------------------- ----------------------------------------
                  Name:                                  Citizenship:                                Title:
------------------------------------------- ---------------------------------------- ----------------------------------------
------------------------------------------- ---------------------------------------- ----------------------------------------
John Seely Brown                            United States                            Retired Chief Scientist, Xerox
                                                                                     Corporation
------------------------------------------- ---------------------------------------- ----------------------------------------
------------------------------------------- ---------------------------------------- ----------------------------------------
Gordon Gund                                 United States                            Chairman & Chief Executive Officer,
                                                                                     Gund Investment Corp.
------------------------------------------- ---------------------------------------- ----------------------------------------
------------------------------------------- ---------------------------------------- ----------------------------------------
Jeremy R. Knowles                           United States                            Amory Houghton Professor of Chemistry
                                                                                     & Biochemistry, Harvard University
------------------------------------------- ---------------------------------------- ----------------------------------------
------------------------------------------- ---------------------------------------- ----------------------------------------
John M. Hennessy                            United States                            Senior Advisor, Credit Suisse First
                                                                                     Boston
------------------------------------------- ---------------------------------------- ----------------------------------------
------------------------------------------- ---------------------------------------- ----------------------------------------
James J. O'Connor                           United States                            Retired Chairman of the Board & Chief
                                                                                     Executive Officer, Unicom Corporation
------------------------------------------- ---------------------------------------- ----------------------------------------
------------------------------------------- ---------------------------------------- ----------------------------------------
Deborah Rieman                              United States                            Retired President & Chief Executive
                                                                                     Officer, Check Point Software
                                                                                     Technologies, Inc.
------------------------------------------- ---------------------------------------- ----------------------------------------
------------------------------------------- ---------------------------------------- ----------------------------------------
H. Onno Ruding                              The Netherlands                          Retired Vice President, Citicorp
                                                                                     & Citibank, N.A.
------------------------------------------- ---------------------------------------- ----------------------------------------
------------------------------------------- ---------------------------------------- ----------------------------------------
Eugene C. Sit                               United States                            Chairman, Chief Executive Officer &
                                                                                     Chief Investment Officers, Sit
                                                                                     Investment Associates, Inc.
------------------------------------------- ---------------------------------------- ----------------------------------------
------------------------------------------- ---------------------------------------- ----------------------------------------
William D. Smithburg                        United States                            Retired Chairman, President & Chief
                                                                                     Executive Officer, The Quaker Oats
                                                                                     Company
------------------------------------------- ---------------------------------------- ----------------------------------------
------------------------------------------- ---------------------------------------- ----------------------------------------
Hansel E. Tookes II                         United States                            Retired Chairman & Chief Executive
                                                                                     Officer, Raytheon Aircraft Company
------------------------------------------- ---------------------------------------- ----------------------------------------